Exhibit 99.2

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Sanofi and Luminostics to join forces on developing breakthrough COVID-19 smartphone-based self-testing solution

•	Companies to negotiate a collaboration on the development of a breakthrough COVID-19 self-test solution based on Luminostics’ proprietary technology.

•	Sanofi to leverage its global distribution network to ensure global availability, subject to relevant regulatory approvals.

PARIS - April 16, 2020 - Sanofi and Luminostics have signed an agreement to evaluate a collaboration on a unique self-testing solution for COVID-19, using Luminostics’ innovative technology, and further adding to Sanofi’s ongoing efforts to fight the COVID-19 pandemic on multiple fronts.

Luminostics would contribute its proprietary technology for consumer-diagnostics for COVID-19 testing while Sanofi would bring its clinical research testing experience and capabilities. The goal is to provide a smartphone-based solution that eliminates the current need for healthcare professional administration or laboratory tests.

“This partnering project could lead to another important milestone in Sanofi’s fight against COVID-19. The development of a self-testing solution with Luminostics could help provide clarity to an individual – in minutes – on whether or not they are infected” says Alan Main, Executive Vice President, Head of Sanofi Consumer Healthcare. “Following this week’s announcement of an unprecedented partnership with GSK in the hunt for a vaccine, our company’s ambition is to continue to find other ways to help solve this pandemic situation.”

The goal of this collaboration is to provide a consumer-based test that can detect the COVID-19 virus with high sensitivity and specificity from respiratory samples. The total time from specimen collection to results is expected in the range of 30 minutes or less. It is based on Luminostics’ unique technology that utilizes a consumer smartphone’s optics, controlled by an iOS/Android app paired with an inexpensive adapter, in combination with “glow-in-the-dark” nanochemistry and signal processing artificial intelligence.

The diagnostic platform is composed of:

•	an iOS/Android app to instruct a user on how to run the test, capture and process data to display test results, and then to connect users with a telehealth service based on the results;

•	a reusable adapter compatible with most types of smartphones; and

•	consumables for specimen collection, preparation, and processing.

During the current COVID-19 crisis it became obvious that rapid, reliable mass testing is one of the key strategies for successful containment of a pandemic outbreak. While point-of-care tests were made available relatively quickly - although not in a sufficient quantity - no over-the-counter (OTC) self-testing solution is currently available. A rapid self-testing solution would come with multiple advantages, including:

•	easy access and availability to patients at thousands of points-of-sale including e-commerce;

•	no further interpersonal contact necessary to conduct the testing, thereby lowering the infection risk for patient, HCP, and laboratory staff; and

•	immediate availability of results allowing fast decision making, providing consumers both public health and out-of-pocket cost benefits.

As one of the leading companies in the fight against COVID-19, Sanofi is already engaged in multiple clinical trials evaluating current treatment options (Kevzara® and Plaquenil®) in patients suffering from COVID-19 as well as two vaccine programs.

Based on Luminostics’ existing technology and protypes, both companies envisage to start development activities in the coming weeks. In parallel, both parties expect to execute a final collaboration agreement including a plan for accelerated ramp up of necessary manufacturing capabilities. If development activities can be successfully conducted, the aim is to have an OTC self-testing solution ready before the end of 2020, subject to obtaining required regulatory clearances.

About Luminostics

Luminostics is a California-based startup with a mission to increase healthcare accessibility and efficiency by designing, developing, manufacturing, and delivering products that enable affordable, widespread access to actionable health testing with immediate follow-up. Luminostics is currently funded by top-tier venture capital firms in Silicon Valley and multiple scientifically peer-reviewed federal R&D grants or contracts. For further information please visit www.luminostics.com

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Media Relations Contact Ashleigh Koss / Quentin Vivant Tel.: +33 (0)1 53 77 46 46 mr@sanofi.com	Investor Relations Contact Felix Lauscher Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

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